Via Electronic Submission through EDGAR

October 5, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F St. NE

Washington, DC 20549

Attention:  Catherine Brown, Staff Attorney

Re:

APD Antiquities, Inc.

Preliminary Information Statement on Schedule 14C

Filed July 20, 2012

File No. 000-50738

Ms. Brown:

This cover letter is being filed on EDGAR in response to the Staff’s comment letter to us, dated September 11, 2012, in connection with our above referenced Preliminary Schedule 14C.

Please find enclosed a redline version of the Preliminary Information Statement on Schedule 14C which reflect our response to the Staff’s comments in the comment letter.

To facilitate your review, we have numbered our responses consistent with the number of the comments contained in the Staff’s comment letter.

1.

We have included the unaudited financial statements of Northern Adventures, Inc. for the period from inception to June 30, 2012 and the unaudited pro forma financials of APD Antiquities, Inc. showing the effect of the proposed transaction on APD as of June 30, 2012.  We have also added other sections including description of business of APD, description of business and MD&A of Northern Adventures, Inc., as well as Past Contacts, Negotiations and Transactions.

2.

We revised the preliminary 14C to include the report of our independent registered public accounting firm applicable to our December 31, 2011 audited financial statements.

3.

We have revised the text to delete the name Trevenex and replaced it with APD.

4.

We have revised the Security Ownership of Certain Owners and Management table on page 17 and 18 to include disclosure of the natural persons who have voting or investment control over certain shareholders of APD Antiquities.

We trust the foregoing adequately responds to your comments.

We acknowledge that:

-

We are responsible for the adequacy and accuracy of the disclosure in the filing;

-

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact our securities counsel, Michael R. Espey at (206) 860-6022 should you have any questions, comments, or responses about the contents of this letter.

Sincerely,

Cindy Swank

President and CEO

APD Antiquities, Inc.